Exhibit 12.1

BEA Systems, Inc.

Ratio of Earnings to Fixed Charges

(in thousands)

	Fiscal Years Ended
	2007	2006 As Restated*	2005 As Restated*	2004 As Restated*	2003 As Restated*(1)
Income (loss) before income taxes	$10,686	$218,187	$197,885	$126,833	$53,200
Add fixed charges	35,961	46,996	42,380	46,493	54,572

Earnings (as defined)	$46,647	$265,183	$240,265	$173,326	$107,772

Fixed charges:
Interest expense	$22,623	$32,072	$29,984	$30,195	$33,257

Portion of rent expense representative of interest	11,045	12,153	10,660	12,730	17,134
Amortization of debt premium and issuance costs	2,294	2,769	2,853	3,568	4,181

Total fixed charges	$35,962	$46,994	$43,497	$46,493	$54,572

Ratio of earnings to fixed charges	1.30	5.64	5.52	3.73	1.97

*	See Note 2, “Restated Consolidated Financial Statements, “ in Notes to Consolidated Financial Statements in the Form 10-K dated January 31, 2007.

(1)	Revised to include land lease interest as interest expense rather than operating rent